------------------------------------
                                                          OMB APPROVAL
                                            ------------------------------------
                                            OMB Number: ...............3235-0145
                                            Expires: ..........February 28, 2009
                                            Estimated average burden
                                            hours per response .............14.5
                                            ------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                          (Amendment No. __________ )*

                          REGENOCELL THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK - PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   75887M-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               JAMES F. MONGIARDO
                        c/o RegenoCELL Therapeutics, Inc.
               2 Briar Lane, Natick, Massachusetts, U.S.A., 01760
                            Telephone: (508) 647-4065
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75887M-10-1                  13D                   Page 2 of 6 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON   James F. Mongiardo
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
     Not applicable.
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|
     Not applicable.

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                        15,000,000
               -----------------------------------------------------------------

  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               15,000,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

     Not applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.41%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN.

Note:
(1) Based on 131,437,500 shares of the Issuer's common stock issued and outstanding as of February 4, 2009.

CUSIP No. 75887M-10-1                  13D                   Page 3 of 6 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of RegenoCELL Therapeutics, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 Briar Lane, Natick, MA 01760.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed with respect to shares of Common Stock of the Issuer beneficially owned by James F. Mongiardo (the "Reporting Person").

(b) The principal business address of the Reporting Person is 2 Briar Lane, Natick, MA 01760.

(c) The Reporting Person is the Chief Executive Officer, President and sole director of the Issuer. His address is set forth in (b) above. The Reporting Person is also the Managing Director of the Homewood Capital Group, LLC, a Massachusetts limited liability corporation, with a principal business address of 2 Briar Lane, Natick, MA 01760.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock beneficially held by the Reporting Person were issued as consideration for negotiating the Letter of Intent which became the new stem cell business of the Issuer and for directing and building it as its President and Chief Executive Officer.

CUSIP No. 75887M-10-1                  13D                   Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

The Reporting Person acquisition of the Issuer's shares as described above in
Item 3 was in relation to the Issuer's decision to enter a new stem cell business, of which the Reporting Person negotiated the Letter of Intent for rights to this new business and agreed to direct and build it. As a result of such transaction, the Reporting Person became a major shareholder and an officer and director of the Issuer.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposal to change the number or term of directors or to fill any existing vacancies of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act: or

(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned by the Reporting Person are 15,000,000 and 11.41% respectively. The percentage owned is based upon issued and outstanding shares of the Issuer of 131,437,500 shares of Common Stock as of February 4, 2009.

(b) The Reporting Person has sole power to vote or direct the vote of all shares of Common Stock of the Issuer held by the Reporting Person.

CUSIP No. 75887M-10-1                  13D                   Page 5 of 6 Pages


(c) During the past 60 days, the Reporting Person has not effected any transactions in shares of Common Stock of the Issuer.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Letter of Intent for the new stem cell business, 90,000,000 restricted common shares were issued on August 11, 2008 to TheraVitae, Inc. These shares are being held in escrow by the Issuer with full control of voting rights until release to TheraVitae, Inc. upon completion and execution of the agreements incorporating the terms of the Letter of Intent. The Letter of Intent provides that for a period of two years, TheraVitae has agreed to vote these shares in accordance with the recommendations of the Board of Directors. At closing the Board will be expanded to five members, two selected by TheraVitae, two selected by James F. Mongiardo and one non-executive chairman selected by the Board.

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

CUSIP No. 75887M-10-1                  13D                   Page 6 of 6 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 4, 2009
                                                          /s/James F. Mongiardo
                                                          JAMES F. MONGIARDO



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).